UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year Ended September 30, 2021

ZENLABS HOLDINGS INC.

(Exact name of small business issuer as specified in its charter)

BRITISH COLUMBIA	N/A
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

595 Howe Street, Suite 704 Vancouver, BC, Canada	V6C 2T5
(Address of principal executive office)	(Postal Code)

(619) 763-4901

(Issuer’s telephone number)

Units consisting of One Common Share and One Share Purchase Warrant

(Title of each class of securities issued pursuant to Regulation A)

Summary Information Regarding Prior Offerings and Proceeds

PART II

INFORMATION TO BE INCLUDED IN REPORT

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 1-K of Zenlabs Holdings Inc., a British Columbia, Canada corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Zenlabs Holdings Inc. Offering Circular filed pursuant to Regulation A.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

As used in this Annual Report, the terms “we”, “us”, “our”, “Zenlabs”, and the “Company”, means Zenlabs Holdings Inc. and its subsidiaries, unless otherwise indicated or unless the content indicates otherwise. All dollar amounts in this Annual Report are expressed in U.S. dollars, unless otherwise indicated.

Management Discussion and Analysis is intended to be read in conjunction with the Company’s financial statements and the integral notes (“Notes”) thereto for the year ended September 30, 2021. The following statements may be forward-looking in nature and actual results may differ materially.

ITEM 1. DESCRIPTION OF BUSINESS

Overview

The Company was incorporated in British Columbia, Canada under the name “Zenlabs Holdings Inc.” on March 4, 2019. The operations of the Company are carried on through its wholly owned subsidiaries, Zenwa Holdings, Inc.(“Zenwa”), Zenleaf LLC (“Zenleaf”) and PBI Design LLC (“PBI”). Zenleaf and PBI are limited liability companies formed under the laws of the State of California. Zenlabs acquired PBI January 1, 2019 and Zenleaf on October 31, 2019. Zenwa is a wholly owned subsidiary incorporated under the laws of the State of Washington on March 12, 2020. Prior to the acquisition of Zenleaf and PBI, Zenlabs had no active operations.

Zenleaf is the Company’s operational arm. Zenleaf was formed in December 2017 for the purpose of cultivating, producing and selling high quality cannabis through sophisticated pathogen indexing and elimination via high quality tissue cultures and proprietary propagation methodologies. PBI acts as paymaster entity for Zenleaf, handling financing, salaries and other financial activities for Zenleaf. Zenwa is used for certain non-plant touching banking activities.

On October 31, 2019, Zenlabs acquired Zenleaf pursuant to the terms of a merger agreement (the “Zenleaf Merger Agreement”), and its addendum (the “Addendum”), entered into among Zenlabs, Zenlabs Merger Sub, LLC, a wholly owned subsidiary of Zenlabs formed for the purpose of completing the acquisition of Zenleaf (“Zenlabs MergeCo”), and Zenleaf. Zenlabs MergeCo was merged with and into Zenleaf, with Zenleaf as the surviving entity, and Zenleaf became a wholly owned subsidiary of Zenlabs. Pursuant to the terms of the Zenleaf Merger Agreement and the Addendum, Zenlabs issued a total of 149,998 Multiple Voting Shares to the former members of Zenleaf.

Zenleaf completed a merger with Zenleaf Labs LLC, a California limited liability company (“Zenleaf Labs”) on August 14, 2019 (the “Zenleaf Labs Merger”) pursuant to a merger agreement and plan of merger dated August 13, 2019 (the “Zenleaf Labs Merger Agreement”). As a result of the Zenleaf Labs Merger, Zenleaf Labs merged with and into Zenleaf, with Zenleaf as the surviving entity, for the total consideration of $10.00 paid to the members of Zenleaf Labs.

Business

Zenlabs Holdings Inc. is a development stage company formed for the specific purpose of being a holding company for Zenleaf and its related entities. Prior to the acquisition of Zenleaf and PBI, Zenlabs had no active operations.

Zenleaf is an early stage cannabis company with operations based in California, USA. Zenleaf currently operates out of two locations, Arjons and Oceanside (each described below in more detail).

Zenleaf runs its nursery, indoor cultivation, and tissue culture activities through its Arjons Facility. Zenleaf had been conducting a hemp greenhouse nursery in Oceanside, but has subsequently ceased its hemp activities and has converted its Oceanside greenhouse to a non-hemp cannabis nursery. Zenleaf may sell its products only to other licensed cannabis entities and may not sell directly to the public. Through its transport only distribution license, Zenleaf can distribute its immature plants to other licensed entities and its flower to licensed entities other than retailers. Zenleaf will need to engage a third-party distributor if it wishes to sell its flower to retailers. Once Zenleaf sells products other than nursery plants, such products will be required by the state of California to pass third party testing, which may or may not be paid for by the Company depending on the arrangement between Zenleaf and the purchaser.

Through the Arjons Facility and the Oceanside Property, Zenleaf plans to cultivate, produce and sell higher quality cannabis using sophisticated pathogen indexing and elimination via high quality tissue cultures and proprietary propagation methodologies.

Proprietary Propagation Methodology

Through its team of growers, Zenleaf has developed a proprietary micropropagation method for cultivating and growing cannabis using tissue cultures.

Conventional cannabis cultivation and propagation methodologies use cloning or seeding to produce large scale numbers of cannabis plants. Conventional cloning uses cuttings from one plant (the “mother plant”) to create new plants that are genetic clones of the original plant. Compared to seeding, cloning can shorten the production time by weeks and ensure an entire crop of all female, genetically uniform cannabis plants with desired traits. This uniformity is even more critical in a legalized commercial market in which both regulators and consumers demand consistent quality in their cannabis products.

While cloning has many positives over traditional seeding, especially in commercial agriculture, there are some drawbacks to this method when growing cannabis. One problem is contamination. Even with the most stringent environmental controls and pest management systems, the process of cloning is prone to carrying viruses, mold, other diseases and pests into the next generation. Another issue can be genetic mutation. Mother plants must be meticulously cared for and kept in a constant vegetative state in order to keep producing clones. Even under the best controlled environments, mother plants can become stressed, which can negatively impact plant quality and harvest yield. In addition, because growing environments can have such a large influence on a plant’s phenotype, fully grown clones may not have the same characteristics as the mother plant. This can result in further phenotype variations in later generations that make it challenging to ensure the genetic integrity of the strain across future crops. In addition, conventional cloning is limited by the number of mother plants, and the rate at which they can be clipped without becoming overstressed, which in turn limits a grower’s ability to scale production.

Zenleaf has developed a proprietary micropropagation method that allows for better quality production with a smaller footprint. Zenleaf collects tissue samples from mother plants that undergo a tightly controlled process that begins with sterilization, followed by a series of nutrient-based growing solutions to trigger development. Throughout this process, temperature, humidity and light are uniformly controlled to ensure consistent results. This precision control over the growing environment can enhance the genetic potential of each cannabis plant to produce a more potent product. Once large enough and ready for trimming, the plant is multiplied into many identical plant shoots for starter plants that can be placed into a growing environment for production. The Zenleaf process enables better cannabis plants without decreasing potency and are free of pests, viruses and other harmful pathogens. The near certainty of producing pathogen-free plants is one of the biggest benefits of the Zenleaf process.

Zenleaf has collected over 125 genetic varieties of cannabis at the Arjons Facility. Most samples contain between 23-29% THC, making them high-quality and desirable in the current market.

Arjons Facility

The Company and its subsidiaries operate in a leased property in San Diego, California for use as corporate offices, wholesale warehouse and grow facilities (the “Arjons Facility”). The Arjons Facility is an approximately 12,393 square foot facility that is used by Zenleaf as a nursery, cultivation facility, and genetic banking and tissue culture lab. Zenleaf has secured a Conditional Use Permit (“CUP”) from the City of San Diego to conduct commercial cannabis cultivation, trimming, extraction, storage, and distribution activities at the Arjons Facility. Zenleaf has also secured a nursery, indoor cultivation and distribution licenses from the State of California for the Arjons Facility as set forth below:

License Type	Application ID Number	Expiry Date
Nursery Cultivation License (Adult-Use)	CCL19-0001263	August 16, 2022
Nursery Cultivation License (Medicinal)	CCL21-0000250	March 29, 2022
Distributor-Transport Only	C13-0000066-LIC	June 27, 2022
Small Indoor Cultivation License	CCL19-0003111	October 4, 2022

With these licenses, Zenleaf is carrying out its planned tissue culture operations, genetic banking, cultivation and nursery activities at the Arjons Facility. Zenleaf’s transport only distribution license allows it to distribute cannabis goods between licensees, but not to transport any cannabis goods, except for immature cannabis plants and/or seeds, to a licensed retailer or to the retailer portion of a licensed microbusiness.

Zenleaf’s genetic banking and tissue culture operations currently use approximately 700 square feet of the Arjons Facility. The genetic banking and tissue culture operations are currently only used internally by Zenleaf develop and maintain its own strains of cannabis. However, management is consideration options to monetize the genetic banking and tissue culture operations by offering them as services to third parties. Approximately 3,800 square feet of the Arjons Facility is currently dedicated to Zenleaf’s nursery operations. Zenleaf is also using approximately 2,200 square feet of the Arjons Facility for its cultivation operations and is in the process of expanding its cultivation division to allow for approximately 3,300 square feet of total cannabis flower canopy. The canopy space will be in indoor facilities to allow for complete light and environmental control during the growing process. Since the lighting and environment within the indoor facilities can be optimized for growing conditions, cannabis can be harvested year-round. The high-quality Arjons Facility cannabis is expected to sell for approximately $1,500 per pound.

In April 2019, Zenleaf transferred the Arjons Facility to ZLCA pursuant to a Property Assignment Agreement and a Novation Agreement (collectively, the “Arjons Facility Agreements”). Pursuant to the Arjons Facility Agreements, ZLCA agreed to assume debt in the amount of $2,000,000 represented by a Promissory Note issued in favor of various arms’ length lenders by Zenleaf. ZLCA’s manager is Michael Boshart, the current president of Zenlabs.

Zenleaf currently leases the Arjons Facility from ZLCA, LLC (“ZLCA”). Under the terms of its lease for the Arjons Facility, Zenleaf agreed to pay an initial base rent of $22,307.40 per month to ZLCA. On June 1, 2020 the base rent for the Arjons Facility will be increased by $0.60 per square foot. Thereafter, base rent for the Arjons Facility will increase by 3% per year. In addition to the base rent for the Arjons Facility, Zenleaf has agreed to pay to ZLCA 5% of Zenleaf’s monthly revenue less a credit for rent paid on the Arjons Facility once its revenues reach $3,000,000, which percentage rent will be capped at $300,000 per year. Michael Boshart, the president of Zenlabs and Zenleaf, is the owner of a 25.5% interest in ZLCA. Zenleaf has been granted the option to purchase the Arjons Facility from ZCLA for fair market value plus 20%. The purchase option shall commence on June 15, 2021 and expire on the date two (2) years thereafter, at which time it will become null and void. The lease is guaranteed by the Company.

Oceanside Property

The “Oceanside Property” consists of two lots located at 5710 N. River Rd., Oceanside, California 92057 (the “5710 Lot”) and 5712 N. River Rd., Oceanside, California 92057 (the “5712 Lot”). Zenleaf is operating a cannabis nursery at the Oceanside Property in greenhouses. There is currently one nursery greenhouse in operation on the Oceanside Property. Zenleaf has applied with the building authorities in the City of Oceanside to build up to three (3) additional greenhouses to expand its nursery operations. Zenleaf is also in the process of applying for licenses necessary to cultivate cannabis on the Oceanside Property.

Zenleaf expects to build additional greenhouses on approximately ten and a half (10.5) acres designated at the 5710 Lot and two (2) acres designated at the 5712 Lot for cannabis cultivation. The number of greenhouses to be built has not yet been determined and will be based largely on the proceeds generated under its Regulation A offering and applicable city and state regulations. Notwithstanding the foregoing, before Zenleaf can cultivate cannabis at the Oceanside Property, it must receive its cultivation license from the CDFA.. Currently the Company has been able to gain the city approval to start developing the site at 5712 North River Road, where it intends to develop three additional greenhouses once it has sufficient funds. With those greenhouses the Company will be able to expand its footprint from 22,000 currently to 88,000 total to be used for both nursery and cultivation

Once the Company gained approval from the city of Oceanside it moved all of its nursery operations from the Arjons facility to the greenhouse in Oceanside. By doing so it opened up the ability to realize its initial goal for the Arjons facility of full cultivation for finished flower. The Company has since been able to finished the equipment installation in four of its rooms in Arjons and is now working on finishing the 5th. With completion of the 5th room, the Company will have 5,500 square feet of flowering canopy within the building. To date, the Company has harvested finished flower out of three of the four completed rooms. The 4th room is expected to have plants in it in February 2022 and the Company has an estimated planting date for the 5th room of 4/20/2022, at which point the Company will be producing around 200 lbs a month based on current harvest yields.

The Company has also been able to successfully transition from the indoor nursery to the greenhouse in Oceanside where is has the ability to expand into 22,000 square feet of operations.

Regulatory Overview

The following is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where Zenlabs is currently involved through its subsidiaries and controlled entities. Zenleaf is directly and indirectly engaged in the cultivation, manufacture, possession, use, sale and distribution of cannabis in the recreational and/or medicinal cannabis marketplace in the State of California.

Although hemp and cannabis come from the same plant genus and species, they are legally distinct and are generally regulated, respectively, by two separate overarching bodies of law: the 2018 Farm Bill for hemp, and the CSA for cannabis. Hemp, by legal definition, contains less than 0.3% THC on a dry weight basis, which is not a sufficient level to create a psychoactive effect like cannabis.

United States Federal Regulation of Cannabis

In the United States, cannabis is regulated primarily at the state level. However, state laws regulating cannabis are in direct conflict with United States federal law, and the CSA in particular. The United States federal government regulates drugs through the CSA, which classifies cannabis (with the exception of hemp, which is no longer governed by the CSA) as a Schedule I drug. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. As a result, under United States federal law, the use, possession, cultivation and distribution of cannabis is illegal.

In contrast to the CSA and United States federal law, 36 states and the District of Columbia have legalized adult-use and/or medical marijuana. However, under the United States Constitution, U.S. federal law has pre-eminence over state law where the two conflict. Previously, the United States federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the Cole Memo, issued by the then U.S. Deputy Attorney General James Michael Cole in 2013. The Cole Memo offered guidance to federal law enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana. The Cole Memo noted that several U.S. states had enacted laws relating to cannabis, and noted that cannabis related activities in U.S. states that had strong and effective regulatory enforcement controls, and that were conducted in compliance with those controls, did not threaten U.S. federal priorities. On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum to U.S. district attorneys which rescinded the Cole Memo. With the Cole Memo rescinded, U.S. federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of U.S. federal law.

Since 2015, the Rohrbacher-Farr amendment (also known as the Rohrbacher-Blumenauer amendment, the Leahy amendment and the Hinchey-Rohrbacher amendment) to U.S. congressional spending bills has prevented the Department of Justice from spending federal funds to interfere with the implementation of state medical marijuana laws, and from prosecuting medical marijuana suppliers that comply with state medical marijuana laws. Because the Rohrbacher-Farr amendment is an amendment to federal spending bills, it must be renewed each year, and should not be viewed as U.S. federal legalization of medical cannabis. It was passed in 2020 effective through September 30, 2021.

In June 2019, the U.S. House of Representatives approved the Blumenauer-McClintock-Norton amendment, which, if passed into law, would similarly prevent the Department of Justice from spending federal funds to interfere with state adult-use (i.e. recreational) cannabis laws. The Blumenauer-McClintock-Norton amendment has not yet been passed by the U.S. Senate, and has not been passed into law. In addition, because the Blumenauer-McClintock-Norton amendment, if passed, would be an amendment to federal spending bills, it would need be renewed each year, and should not be viewed as U.S. federal legalization of adult-use cannabis. Furthermore, unless the Blumenauer-McClintock-Norton amendment is passed into law, of which there is no assurance, the Department of Justice is not prevented from prosecuting recreational cannabis suppliers – even those in compliance with state recreational cannabis laws.

In addition, due to the categorization of cannabis as a Schedule I drug under the CSA, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from cannabis sales as deposits. Banks and other financial institutions could be prosecuted for money laundering by providing services to cannabis-related businesses under the United States Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”).

The Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) has issued guidance advising federal prosecutors not to focus enforcement efforts on financial institutions that provide services to cannabis-related businesses that comply with state laws. The FinCEN guidance also clarifies that financial institutions can be consistent with their obligations under the Bank Secrecy Act by taking certain customer due diligence steps, but that they do so at their own risk. This has resulted in many financial institutions being unwilling to risk potential violation of federal law, and refusing to provide services to cannabis-related businesses. In some cases, banks that have provided services to cannabis-related businesses in the past have closed accounts and refused to open new accounts for cannabis related businesses.

In addition, Section 280E of the U.S. Internal Revenue Code prohibits businesses that engage in the trafficking of controlled substances under Schedule I or II of CSA from taking tax deductions or credits. As a result, the U.S. Internal Revenue Service has prohibited cannabis-related businesses, including medical cannabis suppliers operating in states that permit medical cannabis, from making deductions for ordinary business expenses. As a result, cannabis-related businesses in the United States effectively pay higher U.S. federal tax than other businesses.

State Regulation of Cannabis - California

Zenleaf’s current operations are limited to the State of California. In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996 (“CUA”). Oakland, California, was the first jurisdiction to license commercial cannabis activities in the United States. This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the “Medical Cannabis Regulation and Safety Act” (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the “Adult Use of Marijuana Act” (“AUMA”) creating an adult-use marijuana program for adult-use 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which amalgamates MCRSA and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses in the State of California. The agency that regulates us at the state level is the Department of Cannabis Control (“DCC”). MAUCRSA went into effect on January 1, 2018.

In order to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities or counties with marijuana licensing programs. Therefore, cities and counties in California are allowed to determine the number of licenses they will issue to marijuana operators, or can choose to outright ban marijuana cultivation, manufacturing or sales. Licensure includes, among others, submission of background checks for officers, directors and significant owners of the licensed business, disclosure of other financially interested parties in the cannabis business, and adherence to a myriad of rules, regulations and tax obligations. Failure to comply with the foregoing could result in censure or suspension or revocation of a business’ licenses.

COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve and it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for the foreseeable future.

The pandemic has resulted in authorities implementing numerous measures to try to contain the disease, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. These measures have impacted and may further impact the operations of our customers and our partners, and those of our respective vendors and suppliers (including our subcontractors and third-party contract manufacturers). Further, COVID- 19 may cause customers to suspend their decisions on using the Company’s products and services, make it impossible to attend or sponsor trade shows or other conferences in which our products and services are presented to distributors, customers and potential customers, or for our customers to visit our facilities. The extent to which COVID-19 impacts the Company’s business, sales and results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

The global pandemic of COVID-19 continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change, although to date, for Zenleaf, it has been relatively minimal. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the disease or treat its impact, related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted.

Employees

We currently have 18 full-time employees and 1 part-time employee.

ITEM 2. MANANAGEMENT ANALYSIS AND DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Zenlabs Holdings Inc. is a British Columbia corporation. During the year ended September 30, 2019, the Company acquired subsidiaries engaged in cannabis genetic preservation, pathogen elimination, young plant production and cultivation.

RESULTS OF OPERATIONS

The Company’s cash balance as of September 30, 2021 was $673,979.

Revenue: Total revenue for the year ended September 30, 2021 was $705,459 compared to $ 288,328 for the year ended September 30, 2020. Cost of sales was $967,818 for the year ended September 30, 2021 compared to $195,122 for the year ended September 30, 2020, resulting in gross margin of ($262,359) and $93,206, respectively, excluding fair value items of and, respectively.

The increase in revenue was due to the Company increasing the number of grow rooms at the Arjons and facility and transitioning its nursery operations to its greenhouse at the Oceanside property. By doing so it opened up the ability to realize its initial goal for the Arjons facility of full cultivation for finished flower, which brings higher revenues. Moving the nursery business to Oceanside increases production space constraints and provides ample room to scale operations.

Having moved it nursery operations to Oceanside has enabled the Company to expand from what was 2,000 square feet of nursery operations inside the Arjons building to 22,000 square feet in Oceanside. To date the Company has seen a month over moth increase in sales with January 2022 being the highest plants sales yet. The Company will be looking to expand on this record of success as it moves into spring of 2022.

Operating expenses: For the year ended September 30, 2021, the Company incurred operating expenses of $1,704,755, including general and administrative costs of $ 1,343,373 . Increase in general and administrative costs was primarily related to increased payroll and employee benefits associated with additional personnel to oversee nursery operations at the Oceanside location. For the year ended September 30, 2020, the Company incurred operating expenses of $1,739,478.

Operating expenses for the periods were comprised of general and administrative expense, sales and marketing expense and amortization and depreciation as follows:

General and administrative expense	For the year ended September 30,
	2021	2020	$ Change	% Change
Management fee and payroll	$529,974	$898,408	$(368,434)	(41.0%)
Stock based compensation	259,085	16,379	242,706	1,481.8%
Bad debt expense	-	4,287	(4,287)	(100.0%)
Travel	40,467	25,842	14,625	56.6%
Lab operations and payroll	177,150	-	177,150	N/A
Professional fees and consulting	91,845	200,537	(108,692)	(54.2%)
Licenses and permits	7,826	57,616	(49,790)	(86.4%)
Office and insurance	52,054	46,587	5,467	11.7%
Business and property taxes	113,908	50,692	63,216	124.7%
Occupancy and facilities	71,064	44,864	26,200	58.4%

Total general and administrative expense	$1,343,373	$1,345,212	$(1,839)	(0.1%)

Total general and administrative expense decreased $1,839 for the year ended September 30, 2021 to $1,343,373 compared to $1,345,212 for the year ended September 30, 2020. Management fees decreased $368,434 for the year ended September 30, 2021 as certain employees wages and benefits were reclassified to Lab Operations for the current year.

Professional fees and consulting decreased $108,692 to $91,845 for the year ended September 30, 2021 compared to $200,537 for the year ended September 30, 2020. The decrease from the prior year is primarily attributable to legal and audit fees associated with the reverse acquisition during the year ended September 30, 2020 which were not recurring in the current year.

Sales and marketing expense	For the year ended September 30,
	2021	2020	$ Change	% Change
Marketing	$13,444	$57,841	$(44,397)	(76.8%)
Trade shows and conventions	-	1,861	(1,861)	(100.0%)
Advertising	147	30,609	(30,462)	N/A
Public relations	-	20,000	(20,000)	N/A

Total sales and marketing expense	$13,591	$110,311	$(96,720)	(87.7%)

Total sales and marketing expense decreased $96,720 from $110,311 for the year ended September 30, 2020 to $13,591 for the year ended September 30, 2021.

Depreciation and amortization	For the year ended September 30,
	2021	2020	$ Change	% Change
Depreciation	$255,498	$55,985	$199,513	356.4%
Amortization of right of use asset	274,179	252,033	22,146	8.8%

Total depreciation and amortization	$529,677	$301,018	$221,659	72.0%

Depreciation expense increased $199,513 for the year ended September 30, 2021 to $255,498 compared to $55,984 for the year ended September 30, 2020 and is directly related to the additional grow rooms put in service during the current year. For the years ended September 30, 2021 and 2021, depreciation of $127,910 and $Nil, respectively, was capitalized to Biological Assets.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL	September 30, 2021	September 30, 2020
Current assets	$825,176	$962,070
Current liabilities	952,390	455,390

Working capital (deficit)	$(127,214)	$506,680

	For the year ended
CASH FLOWS	September 30, 2021	September 30, 2020
Cash flow used by operating activities	$(1,452,097)	$(1,612,105)
Cash flow proved (used) by investing activities	(1,597,463)	1,900,597
Cash flow provided by financing activities	2,873,165	69,755

Net increase (decrease) in cash during year	$(176,395)	$358,247

Working capital will be utilized for general and administrative purposes, construction of grow room facilities at the Arjons and Oceanside sites, along with other normal and customary expenses related to the cultivation of cannabis seedlings in a nursery environment, including purchase of equipment, fertilizer, supplies and materials.

As the Company works to become cash flow positive it will use the income for operational needs, while Regulation A offering proceeds are expected to be primarily used for expansion. What the company is looking for with the funds raised in the Reg A offering is the capital to expand in Oceanside.

During the year ended September 30, 2021 and 2020, Investing Activities used cash of $1,597,463 and provided $1,900,597, respectively. Cash used during the year ended September 30, 2021 was for the purpose of construction of the facilities and purchase of equipment at both the Arjons and Oceanside sites . For the year ended September 30, 2020, cash provided was a result of the reverse acquisition transaction between Zenlabs Holdings, Inc. and Zenleaf LLC (Note 12).

During the year ended September 30, 2021, Financing Activities provided net cash of $2,873,165 which included $2,941,926 in proceeds from a Regulation A offering, net of financing costs as described in Note 15 to the Consolidated Financial statements hereafter.

Since inception, the sole source of financing has been sales of the Company’s debt and equity securities. Zenlabs Holdings Inc. has not attained profitable operations and its ability to pursue any future plan of operation is dependent upon our ability to obtain financing.

Zenlabs Holdings Inc. anticipates continuing to rely on sales of its debt and/or equity securities in order to continue to fund ongoing operations. Issuances of additional shares of common stock may result in dilution to the Company’s existing stockholders. There is no assurance that the Company will be able to complete any additional sales of equity securities or that it will be able arrange for other financing to fund its planned business activities.

In the near future, the Company looks to use its revenue to fund operations and use the sale of equity securities to fund expansion.

Going Concern

The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, or ultimately to attain profitability. Potential sources of cash, or relief of demand for cash, include additional external debt, the sale of shares of the Company’s stock or alternative methods such as mergers or sale of the Company’s assets. No assurances can be given, however, that the Company will be able to obtain any of these potential sources of cash. The Company currently requires additional cash funding from outside sources to sustain existing operations and to meet current obligations and ongoing capital requirements.

The Company plans for the long-term continuation as a going concern include financing future operations through sales of our equity and/or debt securities and the anticipated operation of the Company’s production and sale of plants and flower.

COVID-19 and Industry Trends

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic based on the rapid increase in global exposure. COVID-19 continues to spread throughout the world. The World outbreak of COVID-19 has not, to date, had any material negative effects on the Company and/or its operations.

The unprecedented nature of the COVID-19 pandemic and its impact results in uncertainty about future market conditions, the impacts on our business, and consequently, the assumptions we use to develop forecasts of business performance. There is no guarantee that the Company’s revenue will grow or remain at similar levels in 2021. Depending on conditions, we may have to review our assumptions which may result in additional adjustments or impairments of assets in 2021.

Industry-wide, sales of cannabis have remained strong during the COVID-19 quarantines and restrictions, and the outlook for continued growth is favorable. Prices of cannabis have remained strong but given the potential economic effects of continued restrictions, there is no guarantee demand will continue to grow and may be adversely affected by the consumer’s ability to purchase.

Supply chain slowdowns negatively impacted the Company’s ability to procure certain equipment to be utilized in the cultivation rooms at its Arjons facilities which has adversely affected the timeline for production at that site. It also slowed the Company’s approval to build greenhouses at the Oceanside property and its licensing to cultivate cannabis there.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to its stockholders.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact on our business operations and any associated risks related to these policies are discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations when such policies affect our reported or expected financial results.

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”). We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates under different assumptions and conditions.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our board of directors is elected annually by our shareholders. The board of directors elects our executive officers annually. Our directors and executive officers are as follows:

Name	Age	Position	Term
Michael Boshart	44	Chief Executive Officer and Director	March 4, 2019 to present
Karl Metz	38	Chief Operating Officer and Director	February 5, 2020 to present
Craig Dickhout	49	Chief Marketing Officer and Director	February 5, 2020 to present

Michael Boshart

Mr. Boshart attended California State University – Long Beach. Mr. Boshart served as the co-owner and General Manager of B and B Autohaus, LLC from 2013 to 2019. Mr. Boshart was the founder of Zenleaf LLC and has served as the managing member and President of Zenleaf LLC since November 2017. Mr. Boshart is a successful entrepreneur with 20 years of experience with start-ups, general management and strategic planning. Mr. Boshart is the manager of ZLCA and is also the CEO and manager of Zenleaf. Mr. Boshart is the CEO and Director of Zenlabs Holdings Inc.

Craig Dickhout

Mr. Dickhout is the Owner of Think Ink Marketing and Co-Founder of HempLand USA. Mr. Dickhout has over 20 years of experience with start-ups, marketing and general management and strategic business consulting experience. Mr. Dickhout is also the Chief Marketing Officer of Zenlabs Holdings, Inc.

Karl Metz

Mr. Metz graduated in 2006 with a Bachelor of Science from the University of San Diego and is a seasoned nursery general management professional. Mr. Metz has overseen over 200 acres in production resulting in $25,000,000 in annual sales and 10,000,000 plus units sold per year. Mr. Metz was the Chief Financial Officer of DM Color Express, Inc. from 2016 to 2019 where he was responsible for financial planning and management of financial risk and analysis of sales and costs. Prior to becoming the CFO of DM, Mr. Metz was DM’s general manager from 2012 to 2015 and was its production manager from 2009 to 2011. Mr. Metz is the principal of Metz properties, with which the Company has a lease agreement. Mr. Metz is also the Chief Operating Officer of Zenlabs Holdings, Inc.

Family Relationships

There are no family relationships between our officers and directors.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter, control person or significant employee has been involved in the last ten years in any of the following:

●	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

●	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

●	Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

●	Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

●	Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

●	Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

●	Administrative proceedings related to their involvement in any type of business, securities, or banking activity.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers for all services rendered in all capacities to us since inception. Our directors have not received separate compensation for serving as directors.

Name and principal position	Fiscal Year	Salary	Bonus	Stock awards	Option awards	Non-equity incentive plan compensation	Non- qualified deferred compensation earnings	All other compensation	Total
Michael Boshart, CEO, President, & Director (1)	2019	$73,461	-	-	-	-	-	-	$73,461
	2020	$120,000	-	-	-	-	-	-	$120,000
	2021	$128,940	-	-	-	-	-	-	$128,940
Karl Metz, COO, Director (2)	2019	-	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-	-
	2021	-	-	-	-	-	-	-	-
Craig Dickhout, CMO, Director (3)	2019	-	-	-	-	-	-	-	-
	2020	-	-	-	-		-	-	-
	2021	-	-	-	-	-	-	-	-
Kelly Stopher, CFO, (4)	2019	-	-	-	-	-	-	-	-
	2020	80,000	-	-	-	-	$8,948	-	$88,948
	2021	128,000	-	-	-	-	$8,948	-	$136,948

Notes:

(1)	We have entered into an employment agreement with Mr. Boshart (the “Boshart Employment Agreement”) whereby Mr. Boshart has agreed to serve as CEO and President of the Company for an initial term of two (2) years and, in consideration of which, we agreed to pay Mr. Boshart $120,000 per annum. Mr. Boshart is also entitled to receive sick pay, bonuses, participate in benefits generally offered by the Company, and participate in the Company’s employee stock option plan. Additional compensation will be paid to Mr. Boshart is the Boshart Employment Agreement is terminated before the end of the initial term by the Company without cause or by Mr. Boshart for good reason.

(2)	Karl Metz was appointed as the COO and a director of the Company on February 5, 2020. There is currently no agreement between Mr. Metz and the Company and Mr. Metz has not received any compensation from the Company to date. We anticipate entering into an employment agreement with Mr. Metz in the future.

(3)	Craig Dickhout was appointed as the CMO and a director of the Company on February 5, 2020. There is currently no agreement between Mr. Dickhout and the Company and Mr. Dickhout has not received any compensation from the Company to date. We anticipate entering into an employment agreement with Mr. Dickhout in the future.

(4)	Kelly Stopher was appointed as the CFO of the Company on February 6, 2020. On February 28, 2020, the Company entered into a consulting services agreement with Palouse Advisory Partners, LLC (“Palouse”), being a limited liability company controlled by Mr. Stopher. Under the terms of the agreement, the Company has agreed to pay Palouse $120,000 per annum, during the first year of the agreement, and $132,000 per annum during the second year of the agreement. The Company has also agreed to grant 120,000 stock options at an exercise price of CDN $0.50 per share, which will vest 25% on the grant date and 25% every four (4) months thereafter. The options will have a term of three (3) years from the date of grant. Mr. Stopher resigned as named CFO of the Company on November 24, 2021 but continued to provide accounting and services under the terms of the February 28, 2020 consulting services agreement.

We do not have a compensation committee and compensation for our directors and officers is determined by our board of directors. To date, none of our three (3) directors has received compensation for serving in such capacity.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following tables set forth the ownership, as of February 18, 2022, of our Subordinate Shares and multivoting shares held by each person known by us to be the beneficial owner of more than 10% of our outstanding voting shares, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Subordinate Shares and multivoting shares listed below have sole voting and investment power with respect to the shares shown. Unless stated otherwise, the business address for these shareholders is 7745 Arjons Drive, San Diego, California, USA 92126.

		Subordinate Voting Shares			Multivoting Shares (+)
Name	Title	Number	%		Number	%
Directors and Executive Officers
Michael Boshart	CEO, and Director	474,422	2.32	% (1)	38,245	25.50%
Craig Dickhout	CMO and Director	893,333	4.37%		22,502	15.00%
Karl Metz	COO and Director	100,000	0.49	% (2)	11,251	7.50%
Total of Directors and Executive Officers		1,467,755	7.18%		71,998	48.00%

10% Shareholders
Kevin Houlden	Shareholder	3,000,000	14.67	% (3)	-	0.00%
Dain Currie	Shareholder	2,740,000	13.40	% (4)	22,502	15.00%
Philip Bullock	Shareholder	-	-		23,897	15.93%
Brandon Batchelor	Shareholder	-	-		22,502	15.00%
Total of 10% Shareholders		5,740,000	28.06%		68,901	45.93%

Notes:

*	Represents less than one percent.

+	Represents the voting power with respect to all shares of our Subordinate Voting Shares and Multivoting Shares, voting as a single class. Each Subordinate Voting Share will be entitled to one vote per share and each Multivoting Share will be entitled to 200 votes per share. The holders of the Subordinate Voting Shares and Multivoting Shares will vote together on all matters (including the election of directors) submitted to a vote of shareholders, except under limited circumstances.

In aggregate of subordinate voting shares and multivoting shares, Directors/Executive Officers and 10% shareholders control 72.8% of voting power.

(1)	Represents 1 Subordinate Voting Share held directly by Mr. Boshart and 474,421 Subordinate Voting Shares held indirectly through his spouse.

(2)	Represents 100,000 Subordinate Voting Shares held indirectly through Mr. Metz’s spouse.

(3)	Represents 2,500,000 Subordinate Voting Shares held directly by Mr. Houlden and 500,000 Subordinate Voting shares held by 634049 BC Ltd., a corporation that Mr. Houlden has a controlling interest over.

(4)	Dain Currie holds 2,740,000 Subordinate Voting Shares indirectly through his company, Oceanside Strategies, Inc., and 22,502 Multivoting Shares through his other company, Oceanside Investments SPC-S.P.D1

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS (KJS Updated from Form 1-A – Arden review)

Except as described within the section entitled Executive Compensation of this circular, the Company had the following transactions with “Related Persons,” as that term is defined in item 404 of Regulation SK, which includes, but is not limited to:

●	any of our directors or officers;

●	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of Subordinate Shares; or

●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

During the year ended September 30, 2020, two directors loaned the Company $130,000 for working capital. The Company repaid the loan during the year ended September 30, 2020. There was no interest expense associated with the shareholder loan during the year ended September 30, 2020.

During the year ended September 30, 2020, a company owned by a director of Zenlabs Holdings, Inc. provided advertising and promotional services to the company. During the year, the Company paid Think Ink Marketing, Inc. $10,389 for services. The Company did not utilize Think Ink Marketing for services during the year ended September 30, 2021.

On February 28, 2020 the Company granted 120,000 stock options to the Chief Financial Officer of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of CAD $0.50 per share ($USD $0.38). The options vest as follows: 25% on the grant date, 25% vests every four months thereafter. The options expire on February 28, 2023. For the years ended September, 30, 2021 and 2020, the Company recognized $8,948 and $8,948 in share-based compensation expense, respectively.

During the years ended September 30, 2021 and 2020, the Company leased its primary facility from ZLCA LLC, a California limited liability company whose managing member is an officer and director of Zenlabs Holdings, Inc. (Note 11). During the year ended September 30, 2021 and 2020, the Company paid ZLCA LLC $360,488 and $282,500 in lease payments. The Company also paid ZLCA $17,099 in additional costs associated with the building during the year ended September 30, 2021. As of September 30, 2021 and September 30, 2020, the accrued balanced due to ZLCA, LLC was $228,921 and $59,775, respectively.

During the years ended September 30, 2021 and 2020, the Company leased from an entity owned by a Director of the Company facilities and acreage in Oceanside, California related to its cannabis operation. During the years ended September 30, 2021 and 2020, the Company paid the related party entity $60,000 and $45,000. Also during the years ended September 30, 2021 and 2020, the Company purchased material of $23,531 and $63,415 from a related party entity owned by the same director of the Company.

During the years ended September 30, 2021 and 2020, the Company paid Palouse Advisory Partners, LLC, a Wyoming limited liabilty company whose managing member was an officer Zenlabs Holdings, Inc., $128,000 and $80,000, respectively, for management fees which include consulting and accounting services. During the years ended September 30, 2021 and 2020, the Company paid an officer and director $128,940 and $120,000, respectively for employment as the Company’s Chief Executive Officer. As of September 30, 2021, $3,528 is included in accrued liabilities for the Company’s Chief Executive wages as of that date.

ITEM 6. OTHER INFORMATION.

None

ITEM 7. FINANCIAL STATEMENTS.

ZENLABS HOLDINGS, INC.

INDEX TO THE AUDITED FINANCIAL STATEMENTS

September 30, 2021

1.	Report of Dale Matheson Carr-Hilton Labonte LLP Chartered Professional Accountants, Independent Auditor	19
2	Consolidated Statements of Financial Position as at September 30, 2021 and September 30, 2020	20
3	Consolidated Statements of Comprehensive Loss for the years ended September 30, 2021 and 2020;	21
4	Consolidated Statement of Changes in Shareholders’ Equity for the years ended September 30, 2021 and 2020;	22
5	Consolidated Statements of Cash Flows for the years ended September 30, 2021 and 2020;	23
6	Notes to Consolidated Financial Statements.	24

ZENLABS HOLDINGS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
For the years ended
September 30, 2021 and 2020

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Zenlabs Holdings Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Zenlabs Holdings Inc. (“the Company”), which comprise the consolidated statements of financial position as of September 30, 2021 and September 30, 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZenLabs Holdings Inc. as of September 30, 2021 and 2020 and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the prospects of the Company, and, as such, substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia

●	February 28, 2022

ZENLABS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in US Dollars)

	September 30, 2021	September 30, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$673,979	$850,374
Accounts receivable	14,884	2,127
Other receivables	-	11,736
Inventory (Note 5)	12,166	866
Biological assets (Note 6)	45,138	26,673
Prepaid expenses and other current assets	79,009	70,294
TOTAL CURRENT ASSETS	825,176	962,070
Property and equipment (Note 7)	2,590,201	1,197,188
Right of use asset (Note 11)	1,932,805	2,206,984
Deposit	30,000	30,000

TOTAL ASSETS	$5,378,182	$4,396,242

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities (Note 8)	$363,486	$166,545
Lease liability (Note 11)	193,524	163,657
Derivative liability (Note 13)	153,409	14,263
Due to related parties (Note 9)	228,921	97,875
Long term debt, current portion (Note 10)	13,050	13,050
TOTAL CURRENT LIABILITIES	952,390	455,390
Long term debt, net of current portion (Note 10)	38,062	51,112
Long term lease liability (Note 11)	2,107,673	2,301,197

TOTAL LIABILITIES	3,098,125	2,807,699

SHAREHOLDERS’ EQUITY
Share capital (Note 15)	8,221,832	5,279,906
Reserve for share based compensation (Note 15)	275,464	16,379
Deficit	(6,217,239)	(3,707,742)
TOTAL SHAREHOLDERS’ EQUITY	2,280,057	1,588,543
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,378,182	$4,396,242

Going concern (Note 1)

Approved on behalf of the Board of Directors on February 28, 2022
/s/ Michael Boshart	/s/ Karl Metz
CEO and Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ZENLABS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the year ended September 30, 2021 and 2020
(Expressed in US Dollars)

	2021	2020
REVENUE
Product sales	$687,209	$282,128
Delivery income	18,250	6,200

TOTAL REVENUE	705,459	288,328
Cost of goods sold	(967,818)	(195,122)
GROSS MARGIN, excluding fair value items	(262,359)	93,206
Realized fair value amounts included in inventory sold	-	-
Unrealized fair value gain (loss) on growth of biological assets	(151,386)	26,674

GROSS PROFIT	(413,745)	119,880

OPERATING EXPENSE
General and administrative (Note 19)	1,343,373	1,345,212
Sales and marketing	13,591	110,311
Depreciation and amortization (Note 7 and Note 11)	347,791	283,955
TOTAL OPERATING EXPENSES	1,704,755	1,739,478
LOSS FROM OPERATIONS	(2,118,500)	(1,619,598)
OTHER INCOME (EXPENSE)
Interest, net	(251,252)	(250,000)
Acquisition expense (Note 12)	-	(923,092)
Change in fair value of derivative liability (Note 13)	(139,146)	11,452
Foreign exchange	(599)	(116,291)
TOTAL OTHER EXPENSE	(390,997)	(1,277,931)
Net loss and comprehensive loss	$(2,509,497)	$(2,897,529)

Loss per share - basic and diluted	$(0.12)	$(0.15)
Weighted average number of shares outstanding	21,693,102	18,972,689

The accompanying notes are an integral part of these consolidated financial statements

ZENLABS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the year ended September 30, 2021 and 2020
(Expressed in US Dollars)

	Multi-voting shares	Subordinate shares	Capital	Reserve for share based payment	Deficit	Total
BALANCE, September 30, 2019	149,998	-	$972,964	$-	$(810,213)	$162,751
Shares issued to shareholders of Zenlabs Holdings, Inc.	-	20,122,841	4,207,657	-	-	4,207,657
Shares issued for sale of common shares and warrants	-	331,682	99,285	-	-	99,285
Share based compensation (Note 15)	-	-	-	16,379	-	16,379
Net loss	-	-	-	-	(2,897,529)	(2,897,529)

BALANCE, September 30, 2020	149,998	20,454,523	$5,279,906	$16,379	$(3,707,742)	$1,588,543

BALANCE, September 30, 2020	149,998	20,454,523	$5,279,906	$16,379	$(3,707,742)	$1,588,543
Shares issued for sale of common stock and warrants	-	2,661,993	3,194,392	-	-	3,194,392
Share issuance costs	-	-	(252,466)	-	-	(252,466)
Share-based compensation	-	-	-	259,085	-	259,085
Net loss	-	-	-		(2,509,497)	(2,509,497)

BALANCE, September 30, 2021	149,998	23,116,516	$8,221,832	$275,464	$(6,217,239)	$2,280,057

The accompanying notes are an integral part of these consolidated financial statements

ZENLABS HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended September 30, 2021 and 2020
(EXPRESSED IN US DOLLARS)

	2021	2020
OPERATING ACTIVITIES
Net loss	$(2,509,497)	$(2,897,529)
Adjustments to reconcile net income to net cash used for operating activities:
Share based compensation	259,085	16,379
Depreciation and amortization	529,677	308,018
Change in fair value of derivative liability	139,146	(11,452)
Change in fair value of biological assets	(18,465)	(26,673)
Listing expense	-	923,092
Changes in assets and liabilities:
Amounts receivable	(1,021)	11,951
Prepaid expenses	(8,715)	(40,786)
Inventory	(11,300)	(866)
Accounts payable and accrued liabilities	145,893	7,886
Due to related parties	23,100	97,875

Cash used in operating activities	(1,452,097)	(1,612,105)
INVESTING ACTIVITIES
Net cash acquired from reverse acquisition	-	2,802,660
Purchase of property and equipment	(1,597,463)	(902,063)

Cash provided by (used in) investing activities	(1,597,463)	1,900,597
FINANCING ACTIVITIES
Proceeds from shareholder loans	-	130,000
Repayment of shareholder loans	-	(130,000)
Proceeds from issuance of common stock and warrants, net of costs	2,941,926	125,000
Repayment of debt	(13,050)	(1,087)
Lease principal payments	(55,711)	(54,158)

Cash provided by financing activities	2,873,165	69,755
Net increase in cash and cash equivalents	(176,395)	358,247
Cash and cash equivalents, beginning	850,374	492,127
Cash and cash equivalents, ending	$673,979	$850,374

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION (Note 18)

The accompanying notes are an integral part of these consolidated financial statements

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

1.	NATURE OF OPERATIONS

Zenlabs Holdings Inc. (the “Company” or “Zenlabs”) was incorporated on March 4, 2019, under the Business Corporations Act (British Columbia). The Company’s head office is located at 7745 Arjons Drive, San Diego, California, USA 92126. The Company’s registered and records office is located at #704 - 595 Howe Street, Box 35, Vancouver, BC, V6C 2T5. The Company California based subsidiaries which services to both the THC and Hemp markets. The subsidiaries are engaged in the genetic preservation, pathogen elimination, young plant production, cultivation and sales of hemp and THC plants.

These consolidated financial statements have been prepared on the assumption that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to realize its assets and discharge its liabilities is dependent upon the Company obtaining the necessary financing and ultimately upon its ability to achieve profitable operations. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

Failure to arrange adequate financing on acceptable terms and/or achieve profitability may have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company. These consolidated financial statements do not give effect to adjustments to assets or liabilities that would be necessary should the Company be unable to continue as a going-concern. These adjustments could be material.

Zenleaf LLC (“Zenleaf”) was incorporated on October 27, 2017, in California, USA. The Company operates in the cannabis space. Zenleaf offers services to both the THC and Hemp markets. In these markets Zenleaf is engaged in the genetic preservation, pathogen elimination, young plant production and cultivation. Zenleaf has developed proprietary processes for initiation and treatment of cannabis in tissue culture through its licensed lab in San Diego California.

On October 31, 2019 the Company issued 149,998 multiple voting shares (the “Multiple Voting Shares”), for 100% of the ownership units of Zenleaf LLC, a California company. Included in the 149,998 Multiple Voting Shares issued were 38,254 shares issued to the CEO of the Company. The transaction constituted a reverse takeover of the Company by the shareholders of Zenleaf LLC, but did not meet the definition of a business combination as defined under IFRS 3. As such, the transaction will be accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. See Note 12.

At the time of the Transaction, Zenlabs did not constitute a business as defined under IFRS 3 - Business Combinations, and therefore the Transaction is accounted for as an asset acquisition. As Zenleaf is deemed to be the acquirer for accounting purposes, the resulting consolidated statement of financial position was presented as a continuance of Zenleaf’s operations at their historical carrying values, and the comparative figures presented before the Transaction are those of Zenleaf. The results of operations, the cash flows, and the assets and liabilities of Zenlabs have been included in these consolidated financial statements since October 31, 2019. Accordingly, the equity structure of Zenleaf (the accounting acquirer) was recast using the exchange ratio established in the acquisition agreement to reflect the number of shares of Zenlabs (the accounting acquiree) issued in the reverse acquisition.

Since March 2020, several governmental measures have been implemented in the United States, where the Company’s operations are located, and the rest of the world in response to the coronavirus (COVID-19) pandemic. While the impact of COVID-19 and these measures are expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s business operations cannot be reasonably estimated at this time. The Company anticipates this could have an adverse impact on its business, results of operations, financial position and cash flows in 2021. The Company continues to operate its business, and in response to US Federal and State and Canadian Federal and Provincial emergency measures, has requested its employees and consultants work remotely wherever possible. These government measures, which could include government mandated closures of the Company or its customers and vendors could impact the Company’s ability to conduct its planned programs in a timely manner, and the Company is evaluating the best way to move its activities forward when the emergency measures are lifted.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements were approved and authorized for issue on February 28, 2022, by the Directors of the Company.

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with the accounting policies presented below and are based on the IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and effective as of September 30, 2021. The policies set out below were consistently applied to all the periods presented unless otherwise noted.

b)	Basis of measurement

These consolidated financial statements have been prepared under the historical cost basis, with the exception of financial instruments which are measured at fair value, as explained in the accounting policies set out below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The functional and presentation currency of the Company and its subsidiaries is the United States dollar (“USD”).

c)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and entities controlled by the Company and its subsidiaries. The Company consolidates the financial statements of the following entities:

The Company has the following subsidiaries:

Subsidiary	Place of Incorporation	Functional currency	Effective ownership	Incorporation date
Zenleaf LLC	California	USD	100%	October 27, 2017
PBI Design LLC (“PBI”)	California	USD	100%	October 10, 2018
Zenwa Holdings Inc.	Washington	USD	100%	March 12, 2020

All intercompany balances and transactions have been eliminated on consolidation. All entities have the same reporting period.

d)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise of cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Company has no cash equivalents.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

e)	Inventory

The direct and indirect costs of inventory initially include the fair value of the biological asset at the time of harvest. They also inclue subsequent costs such as materials, labor and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred and they are subsequently recorded within ‘cost of goods sold’ on the Statement of Operations at the time cannabis is sold, except for realized fair value amounts included in inventory sold which which are recorded as a separate line on the face of the Statement of Operations. Inventory is measured at the lower of cost or net realizable value on the balance sheet.

In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost versus net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. At the end of each reporting period, the Company reviews the carrying amounts of its inventories to determine whether the cost of inventories is recoverable.

f)	Biological assets

The Company’s biological assets consist of cannabis plants and are valued using the income approach. Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. While the Company’s biological assets are within scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. They include direct cost of seeds and growing materials, and indirect costs such as utilities, supplies and equipment rentals used in the growing and harvesting process. Direct labor costs include harvesting, planting and propagation. Indirect labor relates to quality control processes. All production costs are capitalized as they are incurred and subsequently recorded within cost of goods sold on the consolidated statements of comprehensive loss in the period that the related product is sold. The Company measures biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of biomass inventories after harvest. Net unrealized gains or losses arising from the changes in fair value less cost to sell during the year are included in the results of operations for the related year.

g)	Revenue

IFRS 15 Revenue from contracts with customers provides a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.

Under IFRS 15, revenue from the sale of cannabis clones, which include both ThC and hemp-based seedlings, is recognized at a point in time when control over the goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer. The Company recognizes revenue in the amount that the Company expects to receive after taking into account any variation that may result from rights of return.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

h)	Property and equipment

Property, plant, and equipment (“PPE”) is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded over the estimated useful lives of the assets on the straight-line basis. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

Production equipment	5 - 7 years
Furniture and equipment	4 – 10 years
Vehicle	5 years
Plant assets	5 years
Computer equipment	3 – 7 years
Leasehold improvements and facility	3 – 10 years

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized. The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year end, and adjusted prospectively, if appropriate.

i)	Foreign currency

Functional currency is the currency of the primary economic environment in which the reporting entity operates and is normally the currency in which the entity substantially generates and expends cash. Each company in the consolidated entity determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. The Company has determined the functional currency of the Company and its subsidiaries is the USD. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. All differences arising on settlement or translation of monetary items are taken to the statement of loss except for monetary items that are designated as part of the Company’s net investment of a foreign operation. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date.

j)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs. The Company determines each financial instrument’s classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification.

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

(ii) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company’s financial assets at amortized cost include accounts receivable and other receivables. The Company’s financial liabilities at amortized cost include accounts payable, accrued liabilities and amounts due to related parties.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise. The Company has cash and cash equivalents and derivative liability at FVTPL.

(iii) Impairment

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

Gains and losses on derecognition are generally recognized in profit or loss.

k)	Fair value measurement

The Company discloses the fair value of financial instruments at each reporting date. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset at fair value less costs of disposal (“FVLCD”).

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated.

l)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, however the increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

m)	Other provisions

Provisions are recognized for liabilities of uncertain timing or amounts that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date. The Company had no other provisions as at September 30, 2021 and September 30, 2020.

n)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

●	The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive right, then the asset is not identified.

●	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purposed the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

○	The Company has the right to operate the asset; or

○	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component based on their relative stand- alone prices.

The Company recognizes a right-to-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful life of the right-to-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise prices under a purchase price option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

o)	Transaction costs

Transaction costs related to equity transactions are deferred until the closing of the equity transactions. These costs are accounted for as a deduction from equity when recognized. Transaction costs of abandoned equity transactions are expensed in the statements of comprehensive loss.

p)	Warrants issued in equity financing transactions

The Company allocates a value to warrants issued as part of the units in private placement offerings using the residual method, whereby the value in excess of the market price of the shares is allocated to the warrant. If and when the expiration date of such warrants is extended or the exercise price is decreased, the Company does not record a charge for the incremental increase in fair value.

q)	Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets, against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

r)	Loss per share

Loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are antidilutive. Diluted loss per share is equal to the basic loss per share as net losses were reported during the periods presented.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENT

Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Estimated useful lives and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, considering factors such as economic and market conditions and the useful lives of assets.

Estimated useful lives and amortization of intangible assets

Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any.

Biological assets

Biological assets, consisting of unharvested cannabis plants, are dependent upon estimates of future economic benefits resulting from past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of its biological assets, the Company uses market observable data to the extent it is available. Biological assets are measured at fair value less costs to sell up to the point of harvest.

With respect to biological assets, where there is no active market for the unharvested produce, determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to estimating the stage of growth of the cannabis plant, selling and other fulfillment costs, average selling prices and expected yields for the plants.

Valuation of inventory

Inventory is measured at the lower of cost or net realizable value, which includes the deemed costs arising from the fair value measurement gains on the transformation of biological assets. These deemed costs are estimated using assumptions that include, but are not limited to, selling and other fulfillment costs, and average selling prices. Any change in these assumptions could negatively impact operational results, the actual realizable value of inventory and future expected gains.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, requires the Company to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits rely on estimates of the Company’s future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded could be impacted.

Equity-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options and warrants granted to employees and non-employees under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected term of the instrument, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Control, joint control or level of influence

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities.

Business Combinations and Asset Acquisitions

Determination of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business. The classification can have a significant impact on the accounting on and subsequent to the acquisition date.

Business Combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for by applying the acquisition method. The total consideration transferred in a business combination is the sum of the fair values of assets transferred, liabilities incurred or assumed, and equity interests issued by the acquirer in exchange for control of the acquiree. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS 3 Business Combinations provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when contingent payments are expected to be made and at what amounts, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration over the fair value of previously held equity interest prior to obtaining control, and the non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill.

Asset Acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Goodwill is not recorded as a result of an asset acquisition.

Significant judgments

Significant judgments in applying the Company’s accounting policies relate to the assessment of the Company’s ability to continue as a going concern (Note 1), functional currency determinations and the classification of its financial instruments.

4.	NEW AND AMENDED ACCOUNTING STANDARDS

New accounting standard effective for annual periods on or after October 1, 2020:

Definition of a Business (Amendments to IFRS 3): The IASB has issued Definition of a Business (Amendments to IFRS 3) to clarify the definition of a business for the purpose of determining whether a transaction should be accounted for as an asset acquisition or a business combination. The amendments:

●	clarify the minimum attributes that the acquired assets and activities must have to be considered a business;

●	remove the assessment of whether market participants can acquire the business and replace missing inputs or processes to enable them to continue to produce outputs;

●	narrow the definition of a business and the definition of outputs; and

●	add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and assets is not a business.

This amendment is effective for annual periods beginning on or after October 1, 2020. Earlier application is permitted. The amendment applies prospectively to transactions after the date of adoption.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1): The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

●	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

●	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after October 1, 2022. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined. There is currently a proposal outstanding that would defer the effective date until October 1, 2023.

5.	INVENTORY

Details of the Company’s inventory as at September 30, 2021 and September 30, 2020 are shown in the table below:

	September 30, 2021	September 30, 2020
Raw materials	$12,166	$370
Finished goods	-	496
Balance	$12,166	$866

6.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants that are cultivated at the Company’s own grow facilities. The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on the selling price less any costs to sell up to the point of harvest.

For biological assets, the fair value ascribed to them is a percentage of the fair value at its point of harvest, based on where the plants are in their grow cycle. As at September 30, 2021, on average, the biological assets were approximately 84% complete relative to the next expected harvest date.

In determining the fair value of biological assets, management is required to make several estimates with respect to significant unobservable inputs, including the expected selling price of the plants, the stage of plant growth at which point of harvest is determined, wastage and costs to sell. Estimated wastage per plant varies by strain and is obtained through historical growing results or grower estimate if historical results are not available. The listed selling price of cannabis plants varies by strain and is obtained through listed selling prices or estimated selling prices if historical results are not available. The Company used a price of $9.76 per plant in valuing biological assets at September 30, 2021. Fair value at the point of harvest is estimated based on the selling price less any costs to sell at harvest.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were key inputs used by management in determining the fair value of biological assets:

- Selling price per plant– calculated as the weighted average selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices. As at September 30, 2021, these prices represented the ultimate selling prices to wholesale buyers.

- Stage of growth – represents the weighted average number of weeks out of the 8-week growing cycle that biological assets have reached as of the measurement date.

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

- Wastage – represents the weighted average percentage of biological assets which are expected to be destroyed due to failure to mature into cannabis plants that can be sold.

The following table quantifies averages for each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	September 30, 2021	10% change as at September 30, 2021
Selling price per plant	$9.76	$17,098
Stage of growth	84.0%	$2,219
Wastage	61%	$10,364

The Company capitalizes its periodic cost related to growing its biological assets and accretes fair value using percentage of completion based on weeks of growth.

This gain was calculated using a periodic change in value based on plant count and estimated value of the various products from the plants.

Details of the Company’s biological assets as at September 30, 2021 are shown in the table below:

Biological assets
Balance – September 30, 2019	$-
Change in fair value less cost to sell	26,673
Balance – September 30, 2020	26,673
Loss on fair value of biological assets	(151,386)
Production costs capitalized	1,137,669
Transfer to inventory	(967,818)

Balance – September 30, 2021	$45,138

ZENLABS HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise stated)

For the year ended September 30, 2021

7.	PROPERTY, PLANT AND EQUIPMENT

	Plant assets	Vehicle	Furniture and equipment	Leasehold improvements and facility	Total
Cost
Balance, September 30, 2019	$41,500	$47,049	$44,224	$167,085	$299,858
Additions	-	65,249	143,312	758,750	967,311
Balance, September 30, 2020	$41,500	$112,298	$187,536	$925,835	1,267,169
Additions	-	-	599,558	1,048,952	1,648,510
Balance, September 30, 2021	$41,500	$112,298	$787,094	$1,974,787	$2,915,679
Amortization
Balance, September 30, 2019	$(2,075)	$(5,503)	$(4,110)	(2,309)	(13,997)
Expense	(4,150)	(14,847)	(21,340)	(15,647)	(55,984)
Balance, September 30, 2020	$(6,225)	$(20,350)	$(25,450)	$(17,956)	$(69,981)
Expense	(4,150)	(22,459)	(74,555)	(154,332)	(255,497)
Balance, September 30, 2021	$(10,375)	$(42,809)	$(100,005)	$(172,288)	$(325,478)
Carrying value
Balance, September 30, 2020	$35,275	$91,948	$162,086	$907,879	$1,197,188
Balance, September 30, 2021	$31,125	$69,489	$687,088	$1,802,499	$2,590,201

For the years ended September 30, 2021 and 2020, depreciation of $127,910 and $Nil, respectively, was capitalized to biological assets.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2021	September 30, 2020
Accounts payable	$283,459	$155,450
Accrued liabilities	80,026	11,095

Balance	$363,485	$166,545

9.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined the key management personnel consist of members of the Company’s Board of Directors and corporate officers.

During the year ended September 30, 2020, two directors loaned the Company $130,000 for working capital. The Company repaid the loan during the year ended September 30, 2020. There was no interest expense associated with the shareholder loan during the year ended September 30, 2020.

During the year ended September 30, 2020, a company owned by a director of Zenlabs Holdings, Inc. provided advertising and promotional services to the company. During the year, the Company paid Think Ink Marketing, Inc. $10,389 for services. The Company did not utilize Think Ink Marketing for services during the year ended September 30, 2021.

On February 28, 2020 the Company granted 120,000 stock options to the Chief Financial Officer of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of CAD $0.50 per share ($USD $0.38). The options vest as follows: 25% on the grant date, 25% vests every four months thereafter. The options expire on February 28, 2023. For the years ended September, 30, 2021 and 2020, the Company recognized $8,948 and $8,948 in share based compensation expense, respectively.

During the years ended September 30, 2021 and 2020, the Company leased its primary facility from ZLCA LLC, a California limited liability company whose managing member is an officer and director of Zenlabs Holdings, Inc. (Note 11). During the year ended September 30, 2021 and 2020, the Company paid ZLCA LLC $360,488 and $282,500 in lease payments. The Company also paid ZLCA $17,099 in additional costs associated with the building during the year ended September 30, 2021. As of September 30, 2021 and September 30, 2020, the accrued balanced due to ZLCA, LLC was $228,921 and $59,775, respectively.

During the years ended September 30, 2021 and 2020, the Company leased from an entity owned by a Director of the Company facilities and acreage in Oceanside, California related to its cannabis operation. During the years ended September 30, 2021 and 2020, the Company paid the related party entity $60,000 and $45,000. Also during the years ended September 30, 2021 and 2020, the Company purchased material of $23,531 and $63,415 from a related party entity owned by the same director of the Company.

During the years ended September 30, 2021 and 2020, the Company paid Palouse Advisory Partners, LLC, a Wyoming limited liabilty company whose managing member was an officer Zenlabs Holdings, Inc., $128,000 and $80,000, respectively, for management fees which include consulting and accounting services. During the years ended September 30, 2021 and 2020, the Company paid an officer and director $128,940 and $120,000, respectively for employment as the Company’s Chief Executive Officer. As of September 30, 2021, $3,528 is included in accrued liabilities for the Company’s Chief Executive wages as of that date.

Payments to directors and key management personnel during the year ended September 30, 2021 and September 30, 2020, respectively, was as follows:

	2021	2020
Management fees	$256,940	$200,000
Supplies and materials	23,531	63,415
Promotion and advertising	-	10,389
Share based compensation	8,948	8,948
Lease billings	437,588	327,560

Total	$727,006	$610,312

The following amounts were due to related parties at September 30, 2021 and September 30, 2020:

	2021	2020
Accounts payable, related parties	228,921	97,875

Total due to related parties	$228,921	$97,875

10.	LONG TERM DEBT

During the year ended September 30, 2020, the Company obtained a loan secured by a vehicle with monthly payment of $1,087. The loan has a term of 60 months and is non-interest bearing.

September 30, 2021
Balance, September 30, 2019	$-
Issued	65,249
Repayments	(1,087)
Balance, September 30, 2020	64,162
Repayments	(13,050)
Balance, September 30, 2021	51,112
Less current portion	(13,050)
Long term debt, September 30, 2021	$38,062

A schedule of the Company future minimum principal payments over the term of the loan is as follows:

Year ended September 30,
2022	13,050
2023	13,050
2024	13,050
2025	11,962
Total	$51,112

11.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company and its subsidiaries operate in a leased property in San Diego, California for use as corporate offices, wholesale warehouse and grow facilities (the “Arjons Facility”). On June 16, 2019, the Company’s subsidiary, Zenleaf LLC, executed a Lease Agreement (the “2019 Lease”) with ZLCA, LLC, a California limited liability company whose managing member is an officer and director of Zenlabs Holdings, Inc. For the years ended September 30, 2021 and 2020, $53,075 and $24,063, respectively, was capitalized to Biological Assets.

The schedule of Base Rent monthly payments under the 2019 Lease was as follows:

October 1, 2019 thorugh November 1, 2019	$14,872
December 1, 2019 through May 1, 2020	22,307
June 1, 2020 thorugh May 1, 2021	29,743
June 1, 2021 through May 1, 2022	30,636
Annual monthly payment increase thereafter	3%

On February 21, 2020, the 2019 Lease was replaced with a new lease agreement (the “2020 Lease”). Under the 2020 Lease, for any given year in which the Company generates more than $3,000,000 in annual sales, the lessor shall be entitled to receive five percent (5%) of the net revenues generated by the Company for sale of cannabis products on the premises, less a credit for Base rent paid. The percentage rent due to the lessor cannot exceed $300,000 per year.

The Company revalued its Lease Liability to reflect an incremental borrowing rate of 10.72% as of February 21, 2020. As a result, the Right of Use Asset and Lease Liability increased by $33,638.

On May 1, 2020, the Company entered into a lease with purchase option (the “5712 Lease) with Metz Properties, LLC (the “Landlord”) a California limited liability company entity controlled by a member of the Company’s Board of Directors, for the use of approximately ten (10) acres in Oceanside, California. The term of the lease is five (5) years commencing April 1, 2020 and ending on April 30, 2025. The monthly payment is $10,000 per acre utilized. Upon notification to the landlord, the Company may occupy and utilize additional one (1) acre increments. In the event the Company elects to occupy the entire leased premises, the Company must give six (6) month notice to the landlord before taking possession. The Company also had an option to purchase the entire property for $4,000,000. The option to purchase the property expired on December 31, 2020.

The Right of Use Asset consists of the following:

Right of Use Asset
As at September 30, 2019	$-
Contracts identified as leases upon adoption of IFRS 16	2,262,161
Contracts identified as leases during the period	230,494
Change in Right of Use Asset due to modifications of lease terms	(33,638)
Amortization	(252,033)
Balance, September 30, 2020	$2,206,984
Amortization	(274,179)

Balance, September 30, 2021	$1,932,805

The Lease Liability consists of the following:

Lease Liability
	September 30, 2021	September 30, 2020
Balance, beginning	$2,464,854	$-
Contracts identified as leases upon adoption of IFRS 16	-	2,322,156
Contracts identified as leases during the period	-	230,494
Change in Lease Liability due to modification of lease terms	-	(33,638)
Monthly amounts billed	(420,488)	(307,560)
Interest expense	256,831	253,402
Balance, end of period	$2,301,197	$2,464,854
Less Lease liability, current portion	(193,524)	(163,657)

Total Long term lease liability, end of period	$2,107,673	$2,301,197

As of September 30, 2021, the total of future minimum lease payments are as follows:

From October 1, 2021 to September 30, 2022	$431,302
From October 1, 2022 to September 30, 2023	442,441
From October 1, 2023 to September 30, 2024	453,915
From October 1, 2024 to September 30, 2025	440,732
Thereafter	1,631,930
Total minimum lease payments	$3,400,320
Less implied interest	(1,099,123)

Total	$2,301,197

12.	REVERSE ACQUISITION

On October 31, 2019 the Company completed the acquisition of Zenleaf, LLC. Pursuant to a merger agreement, Zenlabs acquired all of the issued and outstanding ownership units of Zenleaf LLC in consideration of shares of the Company on a 1:1 basis. The Company issued 148,998 multiple voting shares to the former members of Zenleaf, LLC, including 38,254 shares issued to the Company’s chief executive officer.

As discussed in Note 1, the Transaction has been accounted for as a reverse acquisition whereby Zenleaf LLC is the acquirer for accounting purposes and the assets and liabilities of Zenlabs were acquired in consideration for the fair value of the Zenleaf LLC ownership units. Under this premise, as consideration for 100% of outstanding shares of Zenlabs by way of reverse acquisition, the Company issued 20,122,841 to the shareholders of Zenlabs. The fair value of the purchase consideration was determined in accordance with IFRS 2 – Share-based Payment, with the difference between the fair value of the consideration transferred and the fair value of Zenlab’s net liabilities assets assumed acquired being recorded as acquisition expense. The shares were assigned a value of $0.23 CAD per share, which was determined by the value of the recent financing realized through private placements, for a total consideration of $4,207,657.

The companies are related parties at the date of the Transaction by virtue of common management.

Consideration:
20,122,841 shares	$3,522,514
14,622,840 warrants	685,143
Total consideration	4,207,657
Net assets acquired (liabilities assumed):
Cash	2,802,660
Amounts receivable	610,497
Accounts payable and accrued liabilities	(128,592)
Net assets acquired	3,284,565
Acquisition expense	923,092

Total	$4,207,657

13.	DERIVATIVE LIABILITY

Balance - September 30, 2019	$-
Fair value of warrants –issued during the period	25,715
Change in fair value of warrants outstanding	(11,452)
Balance – September 30, 2020	14,263
Change in fair value of warrants outstanding due to modification of terms (Note 15)	70,166
Change in fair value of warrants outstanding	68,980

Balance – September 30, 2021	$153,409

The derivative liability consists of the fair value of share purchase warrants that have exercise prices that differ from the functional currency of the Company. Details of these warrants and their fair value are as follows:

Expiration date	Exercise Price ($CAD)	Number of warrants outstanding at September 30, 2021	Fair value of warrants at September 30, 2021

June 20, 2023	$1.00	331,682	$153,409

The fair values of the warrants were estimated using the Black-Scholes Option Pricing Model using the following assumptions:

●	The stock price was based on the most recent private placement for the Company at the time of issuance.

●	The risk-free interest rate assumption is based on US Treasury marketable bonds for a period consistent with the expected term of the option in effect at the time of grant;

●	The Company does not pay dividends on common stock and does not anticipate paying dividends on its common stock in the foreseeable future. Therefore, the expected dividend rate was 0%.

●	The expected life of the warrants was estimated to be the remaining contractual term; and

●	The expected volatility was based off of the historical trading prices of comparable public companies’ common stock price over a period equivalent to the expected life of the warrants.

On June 25, 2021, the Board of Directors extended the expiration date of the 331,682 share purchase warrants to June 30, 2023 which as a result caused a change in fair value of the warrants due to modification of terms of $71,166.

The fair values of these warrants during the year ended September 30, 2021 were estimated using the Black-Scholes Option Pricing Model using the following weighted average inputs:

	2021	2020
Expected volatility	98.5%	100.0%
Expected life	1.23 years	1.20 years
Dividends	0.00%	0.0%
Risk-free interest rate	0.34%	0.12%

14.	INCOME TAXES

There are no current income taxes owing by the Company at September 30, 2021 and 2020.

Prior to October 1, 2019, the Company was considered a flow through entity for federal and California income tax purposes with its members taxed individually on its respective earnings. Accordingly, no provision for federal and state income taxes has been included in the financial statements prior to October 1, 2019. With the merger with Zenlabs during the year ended September 30, 2020 (Note 11), all of the Company’s taxable earnings and losses will flow through to the Company.

For the year ended September 30, 2021, income tax recovery (provision) differs from the amount that would result from applying the United States federal income tax rates due to the following:

	Year ended September 30, 2021	Year ended September 30, 2020
Loss before income tax	$(2,509,497)	$(2,897,529)
United States statutory income tax rate	28%	28%
Income tax recovery at statutory rate	702,659	811,308
Effect on income taxes of:
Listing expense	-	(258,466)
Other non-deductible items	(310,118)	(76,520)
Tax effect of tax losses and temporary differences not recognized	(392,541)	(476,322)

Income tax recovery	$-	$-

As at September 30, 2021, the Company had the following deductible temporary differences for which deferred tax assets have not been recognized, because it is not probable that future profit will be available against which these temporary differences may be applied.

	Year ended September 30, 2021	Year ended September 30, 2020
Non-capital loss carry forwards – U.S.	$3,026,680	$1,831,552
Non-capital loss carry forwards - Canada	3,153,423	1,660,570
Property and equipment	(130,072)	(297,630)
Right to use leases	308,396	197,875

At September 30, 2021, the Company has United States net operating loss carry-forwards of approximately $3.0 million that do not expire but whose utilization is limited to 80% of net taxable income in any given year. In addition, the Company has state net operating loss carry-forward for approximately the same amount that expire in 2041. At September 30, 2021, the Company has Canadian non-capital loss carry-forwards of approximately $3.2 million that expire from September 30, 2040 to 2041.

With the transaction with Zenleaf, LLC (Note 12), the Company acquired approximated approximately $75,500 of non-capital losses in Canada which expire in 2039. The US loss carry-forwards are available to offset against future taxable income; however future use of U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382 which could limit the Company’s ability to use some of these losses before they expire. Tax attributes are subject to review, and potential adjustment by tax authorities.

The Company has not provided for any interest or penalties associated with any uncertain tax positions. If interest and penalties were to be assessed, the Company’s policy is to charge interest to interest expense, and penalties to other operating expense. It is not anticipated that there will be any significant changes to unrecognized benefits within the next 12 months. The Company is in the process of determining the impact of Section 280E of the United States tax code on the Company for its sale of cannabis-related product.

15.	SHARE CAPITAL

Common Shares (Subordinate Voting Shares)

Authorized: unlimited number of Subordinate Voting shares without nominal or par value.

Common Shares (Multiple Voting Shares)

Authorized: unlimited number of Multiple Voting shares without nominal or par value.

-	On October 31, 2019 the Company completed the acquisition of Zenleaf, LLC. Pursuant to a merger agreement, the Company issued 149,998 Multiple Voting Shares, for 100% of the ownership units of Zenleaf LLC, a California limited liability company. Included in the 149,998 Multiple Voting Shares issued were 38,254 shares issued to the CEO of the Company. Holders of Multiple Voting Shares have the following rights:

o	At meetings of shareholders, holders of Multiple Voting Shares are entitled to two votes in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted,

o	Each holder of Multiple Voting Shares (other than an Initial Holder) is entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately be converted. For greater certainty, subject to adjustment as set forth in the Company’s Articles, each Multiple Voting Share is initially convertible into 100 Subordinate Voting Shares, each Initial Holder is initially entitled to 200 votes per Multiple Voting Share, and each registered holder of Multiple Voting Shares other than an Initial Holder is initially entitled to 100 votes per Multiple Voting Share. Each Multiple Voting Share shall be convertible, at the option of the registered holder. Initial Holder means the initial registered holder of a Multiple Voting Share at the time such Multiple Voting Share was issued.

-	On December 13, 2019 the Company issued 331,682 Units at a price of $0.50 CAD per unit for proceeds of $125,000. Each Unit consists of one (1) Subordinate Voting Share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one (1) additional Subordinate Voting Share at a price of $1.00 per share until December 31, 2021. The Subordinate Voting Shares issued under this financing will be subject to following voluntary resale restrictions: (i) 20% of the Subordinate Voting shares will not be subject to voluntary restrictions on resale, (ii) 20% of the Subordinate Voting Shares will be subject to restrictions on resale until three months after listing on a stock exchange; (iii) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until six months after listing on a stock exchange, (iv) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until nine months after listing on a stock exchange, and (v) an additional 20% of the Subordinate Voting Shares will be subject to restrictions on resale until twelve months after listing on a stock exchange.

-	On June 15, 2020, the Company initiated a financing for gross proceeds of up to $20,400,000 through the issuance of 17,000,000 units at $1.20 per unit, utilizing a Regulation A Offering Memorandum under the US Securities Act of 1933. Each unit consists of one share of the Company’s subordinate vote stock and one warrant to purchase an additional share of subordinate share at an exercise price of $3.00 per share for a period beginning one year after the offering statement was qualified by the Securities and Exchange Commission. For the year ended September 30, 2021, gross proceeds of $3,194,392 were received and 2,661,993 common shares and warrants to purchase common shares have been issued related to this offering. The Company paid $252,466 in cash for issuance costs related to the Regulation A offering.

Share Purchase Warrants

The following table reflects the continuity of share purchase warrants for the year ended September 30, 2020 and year ended September 30, 2021:

	Number of warrants	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)
Balance – September 30, 2019 (i)	14,954,522	0.61	-
Warrants issued – private placement (ii)	5,174,640	$0.60	$-
Warrants issued – private placement (iii)	331,682	1.00	-
Warrants exercised	-	-	-
Warrants expired	-	-	-
Balance – September 30, 2020	14,954,522	0.61	-
Warrants issued – Reg A offering (iv)	2,661,993	-	3.00

Balance – September 30, 2021	17,616,515	$0.61	$3.00

(i)	On June 25, 2021, the Board of Directors extended the expiration date of 9,448,200 share purchase warrants to June 30, 2023.

(ii)	On October 21, 2019, the Company issued 5,174,640 share purchase warrants related to a private placement. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $0.60 CAD. On June 25, 2021, the Board of Directors extended the expiration date of 5,174,640 share purchase warrants to June 30, 2023.

(iii)	On December 13, 2019, the Company issued 331,682 share purchase warrants related to a private placement. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $1.00 CAD. On June 25, 2021, the Board of Directors extended the expiration date of 331,682 share purchase warrants to June 30, 2023.

(iv)	For the year ended September 30, 2021, the company issued 2,661,993 share purchase warrants related to a Reg A securities offering. Each warrant entitles the holder to acquire a common share of the Company’s stock at an exercise price of $3.00. These warrants expire on June 15, 2024.

As at September 30, 2021, there are 17,616,515 outstanding share purchase warrants.

Issue date	Expiration date	Warrants	Exercise price ($CAD)	Exercise price ($USD)	Remaining life (years)
June 30, 2019	June 30, 2023	9,448,200	$0.60	$-	1.75
October 21, 2019	June 30, 2023	5,174,640	0.60	-	1.75
December 13, 2019	June 30, 2023	331,682	1.00	-	1.75
June 15, 2021	June 15, 2024	2,661,993	-	3.00	2.71

		17,616,515	$0.61	$3.00	1.89

The weighted average remaining contractual life of warrants outstanding as of September 30, 2021 was 1.89 years.

Stock options

The continuity of outstanding stock options for the period ended September 30, 2021 is as follows:

	Number of options	Weighted average exercise price per share
Balance - September 30, 2019	-	$-
Issued	220,000	0.38
Balance – September 30, 2020	220,000	0.38
Issued	460,000	1.20
Forfeited	(50,000)	1.20

Balance – September 30, 2021	630,000	$0.93

a)	On February 28, 2020 the Company granted 120,000 stock options to the Chief Financial Officer of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of CAD $0.50 per share ($0.38). The options vest as follows: 25% on the grant date, 25% vest every four months thereafter. The options expire on February 28, 2023.

b)	On March 12, 2020 the Company granted 100,000 stock options to an employee of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of CAD $0.50 per share ($0.38). The options vest as follows: 25% on the grant date, 25% vest every four months thereafter. The options expire on February 28, 2023.

c)	On March 31, 2021, the Company granted 460,000 options to employees of the Company. Each stock option is exercisable into common shares of the Company at an exercise price of $1.20 per share. with a fair value at grant date of $314,808. The options vest as follows: 25% at date of grant, 25% vest every three months thereafter. The options expire on March 31, 2026.

The fair values of the options were estimated using the Black-Scholes Option Pricing Model using the following assumptions:

Expected volatility	100%
Expected life	3.00 years
Dividends	0%
Risk-free interest rate	0.58% to 0.85%

As at September 30, 2021, there are 630,000 options to purchase common shares outstanding of which 527,500 options were exercisable.

Issue date	Expiry date	Options	Exercisable options	Exercise price ($USD)	Remaining life (years)
February 28, 2020	February 28, 2023	120,000	120,000	$0.38	1.41
March 12, 2020	March 12, 2023	100,000	100,000	0.38	1.45
March 31, 2021	March 12, 2026	410,000	307,500	1.20	4.50

		630,000	527,500	$0.91	3.43

The weighted average remaining life of options outstanding as of September 30, 2021 was 3.43 years. Unrecognized compensation expense as of September 30, 2021 was $20,949.

16.	CAPITAL MANAGEMENT

The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support its operations and business development. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company generated limited revenue and cash flows from its operations since its inception; therefore, the Company is dependent on external financing to fund its future intended business plan. The capital structure of the Company currently consists of common shares. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

17.	FINANCIAL INSTRUMENTS

The judgements and estimates are made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, The Company has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s cash is classified as Level 1 whereas other financial assets (accounts receivables) are classified as Level 2. Carrying values of financial assets do not differ significantly from their fair values due to their short-term nature.

Fair values of financial liabilities (accounts payable, accrued liabilities and amounts due to related parties) are assumed to approximate their carrying values due to their short term nature.

The derivative liability are classified as Level 2 based on observable inputs such as market prices.

Financial Instrument risks:

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company does not have significant exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is managed by ensuring sufficient financial resources are available to meet obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. As at September 30, 2021, the Company had cash of $673,979 to settle current financial liabilities of $952,390. The Company addresses its liquidity through debt and equity financing obtained through the sale of common shares and the exercise of warrants and options. There is no assurance that it will be able to do so in the future.

(c)	Interest rate risk

Interest rate risk is the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not significantly exposed to interest rate risk as at September 30, 2021.

(d)	Foreign exchange risk

As at September 30, 2021, the Company is not exposed to significant foreign exchange risk.

18.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	September 30, 2021	September 30, 2020
SUPPLEMENTAL DISCOSURE OF CASH FLOW INFORMATION

Interest paid	$208,441	$235,402

19.	GENERAL AND ADMINISTRATIVE EXPENSE

Activity during the years ended September 30, 2021 and 2020, respectively, for general and administrative expense is as follows:

	2021	2020

Management fee and payroll	$529,974	$898,408
Stock based compensation	259,085	16,379
Bad debt expense	-	4,287
Travel	40,467	25,842
Lab operations	177,150	-
Professional fees and consulting	91,845	200,537
Licenses and permits	7,826	57,616
Office and insurance	52,054	46,587
Business and property taxes	113,908	50,692
Occupancy and facilities	71,064	44,864

Total general and administrative expense	$1,343,373	$1,345,212

ITEM 4.	EXHIBITS.

Exhibit No.	Description
2.1	Certificate of Incorporation of the Company
2.2	Notice of Articles of the Company
2.3	Articles of the Company
3.1	Form of Subordinate Share Certificate
3.2	Form of Warrant Certificate
3.3	Shareholders’ Agreement
4.1	Form of Subscription Agreement
6.3	Agreement dated January 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.7	Lease with Option to Purchase dated May 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.8	Option to Lease dated May 1, 2020 between Metz Properties LLC and Zenleaf, LLC
6.9	Broker-Dealer Agreement with Dalmore Group LLC
7.1	Merger Agreement dated June 20, 2019 among the Company, Zenleaf, LLC and Zenlabs Merger Sub, LLC
7.2	Addendum Merger Agreement dated October 31, 2019 between the Company and Zenleaf, LLC
7.3	Zenleaf Labs Merger Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENLABS HOLDINGS INC.

Date:	February 28, 2022		/s/ MICHAEL BOSHART

		By:	Michael Boshart
President and Director
(Principal Executive Officer and Interim Chief Financial Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date:	February 28, 2022	By:	/s/ MICHAEL BOSHART
Michael Boshart
Director

Date:	February 28, 2022		/s/ CRAIG DICKHOUT
		By:	Craig Dickhout
Director

Date:	February 28, 2022		/s/ KARL METZ
		By:	Karl Metz
Director